UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Medicines Company

(Name of Subject Company)

The Medicines Company

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Mark Timney

Chief Executive Officer

The Medicines Company

8 Sylvan Way

Parsippany, New Jersey 07054

(973) 290-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Stephen Rodin	Scott A. Barshay
Executive Vice President, General Counsel	Jeffrey D. Marell
The Medicines Company	Justin S. Rosenberg
8 Sylvan Way	Paul, Weiss, Rifkind, Wharton & Garrison LLP
Parsippany, New Jersey 07054	1285 Avenue of the Americas
(973) 290-6000	New York, NY 10019-6064
(212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Medicines Company, a Delaware corporation (the “Company”, “we”, “us” or “our”) filed with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2019, as amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Medusa Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and Parent, to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company at a price of $85.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding. The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer), as it may be amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 5, 2019.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.                                 The Solicitation or Recommendation.

(ii)                                Background of the Offer and Merger

Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the disclosure under the heading “Background of the Offer and Merger” are amended and supplemented by replacing the thirteenth paragraph thereunder as follows (modifications marked below):

“On February 15, 2019, representatives of Party B presented Mr. Timney with a preliminary proposal for a global commercial partnership between Party B and the Company pursuant to which, among other things, Party B would lead the commercialization of inclisiran world-wide, the Company would be entitled to certain milestone payments (which were tied to, among other things, receipt of FDA approvals and achievement of specified sales thresholds) and the Company and Party B would equally split global profits and losses related to inclisiran (such proposal, the ‘‘Party B Proposal’’).”

(iv)                              Certain Unaudited Prospective Financial Information

Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the table under the heading “Certain Unaudited Prospective Financial Information” are amended and restated by replacing the table and corresponding footnotes as follows:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
	(in $ millions)
Total Revenue	0	495	321	554	875	1,598	1,725	2,321	2,916	3,537	4,135	4,811	5,175	5,590	5,950	6,250	6,491	3,246	1,623	811	406	203
EBITDA(1)	(236)	(400)	(173)	(76)	140	432	793	1,104	1,416	1,746	2,063	2,396	2,685	2,910	3,107	3,272	4,241	2,139	1,088	562	289	145
EBIT(2)	(236)	(400)	(178)	(87)	130	422	783	1,094	1,405	1,735	2,052	2,386	2,674	2,900	3,096	3,262	4,230	2,139	1,088	562	289	145
Gross Profit Before Tax	(236)	95	(173)	(51)	207	887	942	1,314	1,661	2,032	2,381	2,866	3,054	3,294	3,501	3,676	4,650	2,349	1,193	615	315	158
Taxes	0	(24)	0	0	(52)	(222)	(236)	(328)	(415)	(508)	(595)	(716)	(764)	(823)	(875)	(919)	(1,163)	(587)	(298)	(154)	(79)	(39)
Net Operating Profit After Tax	(236)	72	(173)	(51)	155	666	707	985	1,246	1,524	1,786	2,149	2,291	2,470	2,626	2,757	3,488	1,762	894	461	236	118
Amortization(3)	0	0	5	10	10	10	10	10	10	10	10	10	10	10	10	10	10	0	0	0	0	0
Milestone in/out	0	0	(80)	(70)	0	5	0	0	10	60	0	0	20	110	0	0	0	0	0	0	0	0
Change in Net Working Capital	7	1	(103)	(69)	(9)	3	(58)	(51)	(50)	(46)	(44)	(36)	(28)	(24)	(17)	20	208	164	82	43	21	14
Unlevered Free Cash Flow(4)	(229)	73	(352)	(179)	156	684	659	945	1,217	1,548	1,752	2,124	2,293	2,567	2,619	2,787	3,706	1,926	976	503	257	132
Net Operating Loss Free Cash Flow Benefit(5)	0	21	0	0	48	220	121	1	1	1	0	0	0	0	0	0	0	0	0	0	0	0

(1)              EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. It excludes significant items of a non-recurring and/or non-operational nature, as well as royalties. EBITDA is a non-GAAP financial measure.

(2)              EBIT represents earnings before interest expense and income taxes. It excludes significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure, as well as royalties.

(3)              Represents amortization of $150 million in milestone payments from 2021 and 2022.

(4)              At the direction of senior management, Goldman Sachs and J.P. Morgan calculated from the Management Projections Unlevered Free Cash Flows as set forth below for use in their Discounted Cash Flow Analyses. Unlevered free cash flow represents net operating profit after tax (assuming a tax rate of 25% for the periods presented) plus amortization related to milestones, plus milestones from divested products and representing cash inflows, less milestones payable and representing cash outflows, less change in inventory and change in other Net Working Capital. Unlevered free cash flow is a non-GAAP financial measure.

(5)              Represents the expected utilization by the Company of certain net operating loss carryforwards of the Company.

(v) Opinions of Financial Advisors.

(a)                                 Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the ninth bullet point under the subheading “Opinion of Goldman Sachs & Co. LLC—Implied Premia” is hereby amended and supplemented in its entirety as follows (modifications marked below):

•                  “$67.00, the median analyst price target per Share, based on analyst price targets per Share of $100, $78, $72, $68, $67, $60, $55, $51, $50, and $49, contained in ten research analyst reports for the Company as of November 21, 2019 (referred to as “Median analyst price target”).”

(b)                                 Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the disclosure in the second (ii) of the second paragraph under the subheading “Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” is hereby amended and supplemented in its entirety as follows (modifications marked below):

“(iii) a range of illustrative terminal values for the Company as of December 31, 2040, calculated by applying perpetuity growth rates ranging from -10.0% to 0.0% to the Company management’s estimate of the terminal year unlevered free cash flow of the Company of $112 million, as reflected in the Forecasts.

(c)                                  Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the disclosure in the third sentence of the third paragraph under the subheading “Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” is hereby amended and supplemented in its entirety as follows (modifications marked below):

“Goldman Sachs then divided the ranges of illustrative equity values it derived for the Company by the sum of the total number of fully diluted Shares outstanding as of November 21, 2019, calculated using treasury stock method and information provided by the Company management regarding the Company’s outstanding and other equity securities, plus the total number of Shares estimated by the Company management to be issued in the anticipated equity issuance, and assuming all convertible notes are settled entirely in Shares, to derive a range of illustrative present values per Share of $70 to $86, rounded to the nearest dollar.”

(d)                                 Item 4. The Solicitation or Recommendation of the Schedule 14D-9 and the disclosure under the subheading “Opinion of J.P. Morgan Securities LLC—Discounted Cash Flow Analysis” is hereby amended and supplemented in its entirety as follows (modifications marked below):

Discounted Cash Flow Analysis.  J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2019 through 2040 based upon financial projections prepared by the management of the Company through the years ended 2040. J.P. Morgan also calculated a terminal asset value of the Company at the end of the 21-year period ending 2040 by applying a perpetual growth rate of negative 5%, as provided by management, of the unlevered free cash flow of the Company during the final year of the 21-year period as directed by the management of the Company (the 21 year period assumes a valuation date of December 31, 2019). The unlevered free cash flows and the terminal asset value were then discounted to present values using a range of discount rates from 10.5% to 12.5% ~~which were chosen by J.P. Morgan~~, which range of discount rates was derived utilizing the capital asset pricing model to derive the cost of equity, and based upon an analysis of the Company’s weighted average cost of capital and inputs that J.P. Morgan determined were relevant based on publicly available data, taking into account macro-economic assumptions, estimates of risk, the Company’s capital structure and other appropriate factors. This analysis indicated a range of estimated present values of the terminal value of the Company from $58 million to $94 million. The present value of the unlevered free cash flows and the terminal asset value were then adjusted for the Company’s estimated 2019 fiscal year-end ~~excess~~ net cash ~~, option exercise proceeds, total debt~~ of $225 million and the impact of the present value of certain net operating losses accrued historically by the Company and net operating losses generated over the forecast period ranging from $246 million to $266 million, in each case, as provided by management. Based on the adjusted management projections and a discount rate of

10.5% to 12.5%, the discounted cash flow analysis indicated a range of equity values, rounded to the nearest $0.25, of between $63.50 and $76.75 per Share, which J.P. Morgan compared to the value of the Offer Price of $85.00 per Share.

Item 8.                          Additional Information.

Item 8. Additional Information of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by replacing the current disclosure in its entirety with the following paragraph:

“On December 10, 2019, a putative class action lawsuit, captioned Michael Kent v. The Medicines Company, et al., Case No. 1:19-cv-02248-UNA, was filed in connection with the Offer and the Merger in the United States District Court for the District of Delaware. The complaint names the Company, the members of the Company’s board of directors, Parent and Purchaser as defendants. The complaint generally alleges that the Company omitted certain information from the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company in connection with the Offer. The complaint seeks, among other things, (i) to enjoin the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Merger if consummated or awarding rescissory damages, and (iii) awarding plaintiffs’ costs, including attorneys’ fees.

On December 12, 2019, a second lawsuit, captioned Joseph Urena v. The Medicines Company, et al., Case No. 1:19-cv-11359, was filed in connection with the Offer and the Merger in the United States District Court for the Southern District of New York. The complaint names the Company, the members of the Company’s board of directors and certain of the Company’s officers as defendants. The complaint generally alleges that the Company omitted certain information from the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company in connection with the Offer. The complaint seeks, among other things, (i) to enjoin the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Merger if consummated or awarding rescissory damages, and (iii) awarding plaintiffs’ costs, including attorneys’ fees.

On December 12, 2019, a third lawsuit, captioned Elaine Wang v. The Medicines Company, et al., Case No. 2:19-cv-21298, was filed in connection with the Offer and the Merger in the United States District Court for the District of New Jersey. The complaint names the Company, the members of the Company’s board of directors, Parent and Purchaser as defendants. The complaint generally alleges that the Company omitted certain information from the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company in connection with the Offer. The complaint seeks, among other things, (i) to enjoin the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Merger if consummated or awarding rescissory damages, and (iii) awarding plaintiffs’ costs, including attorneys’ fees.

On December 17, 2019, a fourth lawsuit, captioned Lee Herskowitz v. The Medicines Company, et al., Case No. 2:19-cv-21491, was filed in connection with the Offer and the Merger in the United States District Court for the District of New Jersey. The complaint names the Company and the members of the Company’s board of directors as defendants. The complaint generally alleges that the Company omitted certain information from the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company in connection with the Offer. The complaint seeks, among other things, (i) to enjoin the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Merger if consummated or awarding rescissory damages, and (iii) awarding plaintiffs’ costs, including attorneys’ fees.

Defendants believe that the claims respectively asserted against them are without merit. If additional complaints are filed, absent new or different allegations that are material, the Company, Parent and Purchaser will not necessarily announce such additional filings.

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the four complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the four complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

THE MEDICINES COMPANY

By:	/s/Stephen M. Rodin
	Name:	Stephen M. Rodin
	Title:	Executive Vice President and General Counsel

Date: December 23, 2019